Form 11-K
For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

02052449

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 03 2002
WASH. D.C. 180

FORM 11-K

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end 2001/12/31

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

For the transition period from __________ to __________

Commission File Number: 1-12342

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone Americas Asia Inc. Retirement Plan (Fomerly AirTouch Communications Retirement Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
2999 Oak Road, 9th Floor
Walnut Creek, CA 94596

TABLE OF CONTENTS

1. Financial Statements and Exhibits
    a. Financial Statements of the Plan are included herein:

INDEPENDENT AUDITORS' REPORT

To the Participants of the Vodafone
Americas Asia Inc. Retirement Plan (Formerly
AirTouch Communications Retirement Plan):

We have audited the accompanying statements of net assets available for benefits of the Vodafone Americas Asia Inc. Retirement Plan (Formerly AirTouch Communications Retirement Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 31, 2002

VODAFONE AMERICAS ASIA INC. RETIREMENT PLAN
(FORMERLY AIRTOUCH COMMUNICATIONS RETIREMENT PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(In thousands)

	2001	2000
ASSETS:		
Investments, at fair value:		
Vodafone Group Plc Stock Fund	$ 66,910	$ 292,054
Europacific Growth Fund	8,525	27,943
Schwab Stable Value Select Fund	19,167	
Personal Choice Retirement Fund	191	
PIMCO Total Return - Admin Class Fund	9,091	
Schwab Institutional Large Cap Value Fund	811	
Schwab Institutional Large Cap Growth Fund	36,980	
Schwab Market Track Balanced Fund	9,865	
Schwab Market Track Conservative Fund	1,872	
Schwab Market Track Growth Fund	11,020	
Schwab S&P 500 Select Fund	35,293	
Schwab Small Cap Index Fund	9,282	
Participant loans	387	15,547
Fidelity Contrafund		102,415
Fidelity Low Price Stock Fund		21,612
Barclays Equity Index Fund		99,974
Barclays US Money Market Fund		20,707
Vanguard Small Capitalization Fund		9,180
Barclays Daily US Debt Fund		18,482
Barclays LifePath 2000 Fund		962
Barclays LifePath 2010 Fund		6,249
Barclays LifePath 2020 Fund		25,536
Barclays LifePath 2030 Fund		48,371
Barclays LifePath 2040 Fund		8,155
INVESCO Stable Value Fund		22,498
Short-term Investment Fund		4,386
Total investments	209,394	724,071
Contributions receivable	3	17,816
Other	34	12,202
Total assets	209,431	754,089
LIABILITIES -		
Accrued expenses		429
NET ASSETS AVAILABLE FOR BENEFITS	$ 209,431	$ 753,660

See notes to financial statements.

VODAFONE AMERICAS ASIA INC. RETIREMENT PLAN
(FORMERLY AIRTOUCH COMMUNICATIONS RETIREMENT PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands)

	2001	2000
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTABLE TO:		
Investment income (loss):		
Interest and dividend income	$ 2,448	$ 2,775
Net appreciation (depreciation) in fair value of investments:		
Corporate common stock	6,321	(116,465)
Registered investment companies	(71,964)	(31,510)
Total	(65,643)	(147,975)
Total investment loss	(63,195)	(145,200)
Contributions:		
Employee	3,279	45,675
Employer	3,531	63,365
Total contributions	6,810	109,040
Total additions	(56,385)	(36,160)
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:		
Distributions to participants	50,215	95,823
Other	459	2,755
Total deductions	50,674	98,578
NET DECREASE BEFORE TRANSFERS	(107,059)	(134,738)
TRANSFERS (TO) FROM OTHER PLANS	(437,170)	16,564
NET DECREASE	(544,229)	(118,174)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	753,660	871,834
End of year	$ 209,431	$ 753,660

See notes to financial statements.

VODAFONE AMERICAS ASIA INC. RETIREMENT PLAN (FORMERLY AIRTOUCH COMMUNICATIONS RETIREMENT PLAN)

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch" or the "Company") adopted the AirTouch Communications Retirement Plan ("AirTouch Plan" or "Plan"). The Plan is a defined contribution plan covering eligible employees of AirTouch and participating subsidiaries of AirTouch or its separate operating units participating in the Plan ("Participating Entities"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective September 2000, AirTouch Communications, Inc. changed its name to Vodafone Americas Asia, Inc. ("Vodafone").

Effective January 1, 2001, AirTouch Cellular, AirTouch Paging and AirTouch Support Services ceased to be designated as "Participating Entities" in the Plan, and all account balances belonging to former AirTouch employees designated for Verizon Wireless were transferred to the Verizon Wireless Savings Plan.

Effective July 3, 2001, the Plan underwent a conversion of Trustee and Recordkeeper vendors. Charles Schwab Retirement Plan Services ("CSRPS") was engaged to replace the services of The Northern Trust and Buck Consultants. Plan assets and participant accounts were transferred to CSRPS.

Effective March 15, 2002, Vodafone Americas Asia Inc. changed its name to Vodafone Americas Inc.

The following description of the Plan provides only general information and includes certain changes to the Plan through December 31, 2001. Participants should refer to the Summary Plan Description and Prospectus for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

Eligibility - An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by a Vodafone company that does not participate, (c) leased employees or (d) nonresident aliens with no United States source income.

Salary Deferrals and Employee Contributions - New employees (after they meet the service requirements) are automatically enrolled in the Plan at a 2% of pay before-tax contribution level unless they elect otherwise. The 2% before-tax deduction is invested in the Schwab Market Track Growth Fund if the participant does not affirmatively elect another investment fund.

A participant may elect to contribute to the Plan in the amount of any whole percentage (not to exceed 16% (and not to exceed 10% on an after-tax basis for participants who qualify as highly compensated employees)) of compensation. Contributions may be designated as before-tax deductions ("Salary Deferrals") or as after-tax deductions ("Employee Contributions"). Salary Deferrals were limited to

$10,500 for 2001 and 2000. This maximum allowable before-tax limit is subject to annual revision for cost-of-living increases.

Effective March 1, 2002, the Plan was amended to permit catch-up contributions. This Economic Growth Tax Relief and Reconciliation Act (EGTRRA) feature allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute an additional $1,000 (amount to be indexed annually) in pre-tax dollars to their accounts. Certain restrictions also apply.

Participating Entity Contributions - There are four types of Participating Entity contributions:

- *Basic Contributions* - Each participant may receive an allocation of basic contributions equal to a percentage between zero and 6% of compensation, depending on the rate selected by his or her Participating Entity. Basic contributions were 3% for all entities in 2001.

- *Matching Contributions* - Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals and Employee Contributions. For this purpose, semi-monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

- *Variable Contributions* - If a Participating Entity elects to make a variable contribution for a calendar year, each participant who was employed at the end of the calendar year or who has died, attained retirement status or incurred a disability during such year will receive a variable contribution equal to a percentage of compensation determined by the Vodafone Group Plc Compensation Department. "Retirement status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service.

- *QNEC Contributions* - Until December 31, 1998, Participating Entities were able to elect to make contributions for non-highly compensated participants in the form of qualified nonelective contributions ("QNEC") to meet Internal Revenue Code ("IRC") nondiscrimination requirements. The QNEC may be a percentage of the participant's compensation or a fixed dollar amount per eligible participant. This feature was eliminated when the Safe Harbor Match was introduced in 1999.

Investment Directions - Contributions are remitted to CSRPS, as Trustee, for investments under the Plan. A participant may direct the investment of his or her account balance, other than unvested matching contributions, in increments of one percent, in one or more of various investment funds. Matching contributions are invested entirely in the Vodafone Group Plc Stock Fund. A participant may, on a daily basis, change investment directions as to future deductions and allocations of contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in one percent increments from a fund. No amounts attributed to the Matching Contribution may be transferred from the Vodafone Group Plc Stock Fund until fully vested.

Effective January 1, 2002, matching contributions were provided in cash, subject to the investment elections of the participants. Unvested matching contributions are no longer restricted to remain held in the Vodafone Group Plc Stock Fund until vested.

Vesting - Salary Deferrals, Employee Contributions, the first four percent of matching contributions (effective January 1, 1999) and QNECs (made prior to January 1, 1999) are always fully vested.

Basic contributions, the last 2% of matching contributions and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, part of a severance package, or Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Company contributions which are not yet vested are forfeited when the participant terminates employment. Forfeitures are netted against future company contributions. Total forfeitures for the years ended December 31, 2001 and 2000 were $2,927,594 and $2,108,674, respectively.

Participant Loans - Participants who are active Vodafone employees may borrow against their account balance subject to the limitations and restrictions set forth in the Plan's prospectus and the IRC. All loans bear a fixed interest rate equal to the Prime Rate plus one percentage point as determined on the date of the loan. There are two types of loans available. General purpose loans must be repaid over a maximum 4 ½ year term, and principal residence loans typically must be repaid over a maximum 10 year term. Payments of principal and interest are made by participants through payroll deductions, which may not exceed 25% of a participant's base compensation per pay period. The loans are secured by the participant's account balance. The loans can be paid in full at any time without penalty. As of December 31, 2001 there were 33 such loans outstanding with maturity dates ranging from 1-10 years and interest rates ranging from 6.0% to 10.5%. As of December 31, 2000 there were 2,448 such loans outstanding with maturity dates ranging from 1-14 years and interest rates ranging from 6.54% to 10.50%.

In-Service Withdrawals - The Plan provides for four types of participant withdrawals:

- *Employee Contributions Account and/or Rollover Account* - Participants may withdraw all or part of their Employee Contributions account and/or rollover account for any reason. No Basic Contributions are allocated for six months following withdrawal.

- *Company Matching Contributions Account* - Participants who are 100% vested may withdraw all or part of their matching contributions account (except for the portion of their matching contributions account attributable to the first four percent of matching contributions made on or after January 1, 1999, which may not be withdrawn until the participant attains age 59½). No basic contributions are allocated for six months following withdrawal.

- *Age 59½ Withdrawal* - Participants may withdraw from their Salary Deferral account and their investment income earned prior to January 1, 1989 after they reach age 59½. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account. No suspension of basic contributions applies.

- *Hardship Withdrawal* - Participants with financial hardship may withdraw from their Salary Deferral account. Such withdrawals are permitted only after the participant has first taken a loan and has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account (except for the first four percent made on or after January 1, 1999). No basic contributions are allocated for six months following withdrawal.

In addition, all withdrawals are made pro rata from the various investment funds. Withdrawals made before the age of 59½ are subject to tax penalty.

Distributions Upon Termination of Employment - If a participant terminates employment after he or she is fully vested, upon election, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $5,000, the participant or beneficiary may elect to receive the distribution on any later date but not later than April 1 following the calendar year the participant reaches the age of 70 ½. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $5,000, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

Forms of Distribution - A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the Vodafone Group Plc Stock Fund, the participant may elect to receive that portion in whole shares of Vodafone Group Plc American Depository Shares ("ADS") and cash for any fractional ADS.

If a participant ceases to be an employee before becoming 100% vested, the vested portion of his or her account balance is forfeited during the Plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the variable contributions are applied in the following order:

- To restore allocations for participants improperly excluded from such allocations;
- To restore forfeitures for reinstated employees; and
- To reduce future Participating Entity contributions.

Forfeitures arising from the variable contribution are reallocated when the variable contribution is credited to participants' accounts to reduce future basic and matching contributions.

Restoration of Forfeited Amounts - Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

Acceptance of Tax-Free Rollovers - Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or IRA by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Plan Expenses - Expenses of the Plan are paid directly by the participants through asset based fees charged by investment fund managers or for incremental administrative services such as loans. A portion of record keeping fees are deducted monthly from the Plan's participants accounts. Brokerage fees, transfer taxes and other fees incident to the purchase and sales of securities held by the Plan are reflected in the accounts of the Plan. Expenses related to check disbursements are paid directly by Vodafone.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accordingly, revenues are recognized when earned and expenses are recognized when incurred on an accrual basis.

Investments and Investment Income - The fair value of investments is determined as follows:

- Shares or equivalent shares in the Vodafone Group Plc Stock Fund are valued based on the daily closing price as reported on the New York Stock Exchange composite tape.
- For those investments which represent an ownership of units of investment funds held by an investment manager, the underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.
- Short-term investments are valued by the Trustee at cost, which approximates market value.

Purchases and sales of securities and units of investment funds are reflected as of the trade date.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Realized gains or losses and the change in unrealized appreciation (depreciation) of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments.

Use of Estimates - GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of increases in and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain items in the prior year financial statements have been reclassified to conform to the current period presentation.

3. PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

4. TAX-QUALIFIED STATUS

Vodafone received a favorable determination letter on March 26, 1996 from the Internal Revenue Service (IRS) as to the tax-qualified status of the Plan. The Plan has been amended since receiving the determination letter. Vodafone believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

A determination letter application for the Plan was filed with the IRS on February 28, 2002. The Plan was reinstated to bring it into compliance for all legally required changes made prior to the Economic Growth Tax Relief and Reconciliation Act (EGTRRA).

* * * * * *

VODAFONE AMERICAS ASIA INC. RETIREMENT PLAN
(FORMERLY AIRTOUCH COMMUNICATIONS RETIREMENT PLAN)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
(In thousands)

Description of Investment	Number of Shares/Units	Current Value
INVESTMENTS AT FAIR VALUE:		
Vodafone AirTouch Plc Stock Fund*	29,475,708	$ 66,910
Europacific Growth Fund	317,284	8,525
Schwab Stable Value Select Fund *	1,409,632	19,167
Personal Choice Retirement Fund	1	191
PIMCO Total Return - Admin Class Fund	869,171	9,091
Schwab Institutional Large Cap Value Fund *	66,666	811
Schwab Institutional Large Cap Growth Fund *	3,989,210	36,980
Schwab Market Track Balanced Fund *	729,106	9,865
Schwab Market Track Conservative Fund *	153,290	1,872
Schwab Market Track Growth Fund *	765,796	11,020
Schwab S&P 500 Select Fund *	1,992,816	35,293
Schwab Small Cap Index Fund *	530,400	9,282
Participant loans * - 33 loans issued for terms of 1-10 years bearing interest at 6.00%-10.5% during 2001	387	387
TOTAL		$209,394

* A party in interest, as defined by ERISA.

VODAFONE AMERICAS ASIA INC. RETIREMENT PLAN
(FORMERLY AIRTOUCH COMMUNICATIONS RETIREMENT PLAN)

SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2001
(In thousands)

Description	Number of Transactions	Cost	Proceeds	Net Gain
SINGLE TRANSACTIONS:				
Purchases:				
Schwab Institutional Large Cap Growth Fund *	1	$ 45,295	-	$ -
Schwab S&P 500 Select Fund *	1	40,692	-	-
Sales:				
Short-term Investment Fund *	1	88,932	$ 88,932	-

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vodafone Americas Asia Inc. Retirement Plan (Formerly AirTouch Communications Retirement Plan)
(Name of Plan)

Date August 21, 2002

Jack Lester, Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-57083 and No. 333-36339 of AirTouch Communications, Inc. on Form S-8 of our report dated May 31, 2002, appearing in this Form 11-K of Vodafone Americas Asia Inc. Retirement Plan (Formerly AirTouch Communications Retirement Plan) for the year ended December 31, 2001.

Deloitte & Touche LLP

San Francisco, CA
August 19, 2002